TIAA-CREF Life Insurance Company
730 Third Avenue
New York, NY 10017-3206
212 490-9000 1 800 223-1200

Enhanced Cash Value Rider

This rider is part of the Policy to which it is attached and is effective as of the Policy Date, unless another date is specified in Section 1 of the Policy. It is part of, and subject to, the other terms and conditions of the Policy. If the terms of this rider and the Policy conflict, this rider’s provisions will control. Please read this rider carefully.

Rider Benefit

This rider waives any surrender charges under your policy. In addition, this rider sets the proceeds you receive upon surrender of your policy equal to the policy value less any outstanding loan amount plus a surrender credit. The surrender credit equals the surrender credit factor for the policy year in which the surrender occurs multiplied by the lesser of:

•	the target premium or

•	the total premiums credited to your policy from policy issue to surrender.

However, in the first policy year, the surrender credit will not exceed the total premiums credited to your policy minus the sum of your policy value and any withdrawals taken from your policy.

The amount available under your policy for partial withdrawals and policy loans will not be increased due to this rider. Coverage under this rider begins on the Policy Date.

Rider Charge

This rider increases the guaranteed maximum premium expense charge under your policy. The increased guaranteed maximum premium expense charge is shown in Section 1 of your Policy.

Conditions

This rider will not waive any surrender charges and will not pay a surrender credit if your Policy is surrendered as part of an exchange under Internal Revenue Code §1035.

Minimum Death Benefit

We will include any surrender credit in your policy value to calculate the minimum death benefit for your policy to qualify as life insurance under federal tax law. You can find more information on the minimum death benefit in Understanding the minimum death benefit in your policy.

Termination

This rider will terminate upon termination of your Policy.

Surrender Credit

Target Premium	[$	1,059.00	]

Policy Year	1	2	3	4	5	6	7	8	9	10	11+
Surrender Credit Factor	[35%	50%	50%	40%	30%	15%	10%	5%	3%	0%	0	%]

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